

Mail Stop 3720

June 29, 2017

Bulent Aksu
Chief Financial Officer
Turkcell İletişim Hizmetleri A.Ş
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok
Maltepe, Istanbul, Turkey

    Re: **Turkcell İletişim Hizmetleri A.Ş**
            Form 20-F for Fiscal Year Ended December 31, 2016
            Filed March 20, 2017
            File No. 001-15092

Dear Mr. Aksu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/ Terry French for

                                 Larry Spirgel
                                 Assistant Director
                                 AD Office 11 – Telecommunications